Exhibit 99.2
Unaudited Condensed Consolidated Financial Statements for the Six Months Ended June 30, 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders and the Board of Directors of
Taiwan Semiconductor Manufacturing Company Limited
Results of Review of Interim Financial Information
We have reviewed the accompanying condensed consolidated statements of financial position of Taiwan Semiconductor Manufacturing Company Limited (a Republic of China corporation) and subsidiaries (the “Company”) as of June 30, 2021, the related condensed consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for six months ended June 30, 2020 and 2021, and the related notes (collectively referred to as the “condensed consolidated interim financial information”). Based on our reviews, we are not aware of any material modifications that should be made to the accompanying condensed consolidated interim financial information for it to be in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statement of financial position of the Company as of December 31, 2020, and the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for the year then ended (not presented herein); and in our report dated April 16, 2021, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying consolidated statement of financial position as of December 31, 2020, is fairly stated, in all material respects, in relation to the consolidated statement of financial position from which it has been derived.
Basis for Review Results
This condensed consolidated interim financial information is the responsibility of the Company’s management. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our reviews in accordance with standards of the PCAOB. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the PCAOB, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.
/s/ Deloitte & Touche
Taipei, Taiwan
Republic of China
October 18, 2021

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(In Millions of New Taiwan Dollars or U.S. Dollars)

	Notes	December 31, 2020	June 30, 2021
		NT$	NT$	US$
				(Note 3)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	7	$660,170.6	$747,982.1	$26,799.8
Financial assets at fair value through profit or loss	8	2,259.4	58.3	2.1
Financial assets at fair value through other comprehensive income	9	122,448.5	122,794.5	4,399.7
Financial assets at amortized cost	10	6,598.0	—	—
Hedging financial assets	11	0.1	0.3	—
Notes and accounts receivable, net	12	145,480.3	177,475.5	6,358.9
Receivables from related parties	31	558.1	784.4	28.1
Other receivables from related parties	31	50.6	1,711.7	61.3
Inventories	13	137,353.4	170,438.7	6,106.7
Other financial assets	32	10,676.1	12,450.1	446.1
Other current assets		6,590.2	7,408.4	265.4

Total current assets		1,092,185.3	1,241,104.0	44,468.1

NONCURRENT ASSETS
Financial assets at fair value through other comprehensive income	9	4,514.9	5,390.0	193.1
Financial assets at amortized cost	10	4,372.2	4,336.6	155.4
Investments accounted for using equity method	14	18,730.2	19,210.5	688.3
Property, plant and equipment	15	1,555,589.1	1,722,679.1	61,722.7
Right-of-use assets	16	27,728.5	32,619.3	1,168.7
Intangible assets	17	25,768.1	26,535.1	950.7
Deferred income tax assets	5	25,958.2	36,180.4	1,296.3
Refundable deposits		1,343.0	2,513.1	90.0
Other noncurrent assets		4,411.0	2,120.7	76.0

Total noncurrent assets		1,668,415.2	1,851,584.8	66,341.2

TOTAL		$2,760,600.5	$3,092,688.8	$110,809.3

(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(In Millions of New Taiwan Dollars or U.S. Dollars)

	Notes	December 31, 2020	June 30, 2021
		NT$	NT$	US$
				(Note 3)
LIABILITIES AND EQUITY
CURRENT LIABILITIES
Short-term loans	18, 29	$88,559.0	$139,380.9	$4,993.9
Financial liabilities at fair value through profit or loss	8	94.1	1,828.3	65.5
Hedging financial liabilities	11	1.2	10.2	0.4
Accounts payable		38,987.3	39,725.8	1,423.4
Payables to related parties	31	2,107.7	1,504.2	53.9
Salary and bonus payable		20,071.2	17,148.9	614.4
Accrued profit sharing bonus to employees and compensation to directors and supervisors	28	35,681.0	52,328.9	1,874.9
Payables to contractors and equipment suppliers		157,805.0	107,146.1	3,839.0
Cash dividends payable	21	129,652.0	136,134.5	4,877.6
Income tax payable	5	68,656.7	51,832.0	1,857.1
Long-term liabilities - current portion	19	2,600.0	—	—
Accrued expenses and other current liabilities	16, 22, 29, 31	87,683.2	112,518.5	4,031.5

Total current liabilities		631,898.4	659,558.3	23,631.6

NONCURRENT LIABILITIES
Bonds payable	19, 29	254,105.1	410,464.9	14,706.7
Long-term bank loans	20, 29	1,967.6	3,171.3	113.6
Deferred income tax liabilities	5	1,729.9	2,142.8	76.8
Lease liabilities	16, 29	20,560.6	21,030.4	753.5
Net defined benefit liability	5	11,914.1	11,285.5	404.3
Guarantee deposits		265.6	392.4	14.1
Others		2,395.4	2,608.3	93.5

Total noncurrent liabilities		292,938.3	451,095.6	16,162.5

Total liabilities		924,836.7	1,110,653.9	39,794.1

EQUITY ATTRIBUTABLE TO SHAREHOLDERS OF THE PARENT
Capital stock	21	259,303.8	259,303.8	9,290.7

Capital surplus	21	56,347.2	64,753.8	2,320.1

Retained earnings	21
Appropriated as legal capital reserve		311,147.0	311,147.0	11,148.2
Appropriated as special capital reserve		42,259.1	48,392.8	1,733.9
Unappropriated earnings		1,220,434.0	1,354,867.5	48,544.2

		1,573,840.1	1,714,407.3	61,426.3

Others	21	(54,679.8)	(58,594.0)	(2,099.4)

Equity attributable to shareholders of the parent		1,834,811.3	1,979,870.9	70,937.7

NON - CONTROLLING INTERESTS		952.5	2,164.0	77.5

Total equity		1,835,763.8	1,982,034.9	71,015.2

TOTAL		$2,760,600.5	$3,092,688.8	$110,809.3

The accompanying notes are an integral part of the condensed consolidated financial statements.	(Concluded)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME
(In Millions of New Taiwan Dollars or U.S. Dollars, Except Earnings Per Share that are in New Taiwan or U.S. Dollars)

		Six Months Ended June 30
	Notes	2020	2021
		NT$	NT$	US$
				(Note 3)
NET REVENUE	22, 31, 34	$621,295.5	$734,555.4	$26,318.7
COST OF REVENUE	13, 28, 31	295,818.5	358,546.1	12,846.5

GROSS PROFIT BEFORE REALIZED (UNREALIZED) GROSS PROFIT ON SALES TO ASSOCIATES		325,477.0	376,009.3	13,472.2

REALIZED (UNREALIZED) GROSS PROFIT ON SALES TO ASSOCIATES		(76.7)	26.9	1.0

GROSS PROFIT		325,400.3	376,036.2	13,473.2

OPERATING EXPENSES	28, 31
Research and development		49,861.9	61,629.7	2,208.1
General and administrative		12,797.5	14,350.8	514.2
Marketing		3,184.3	3,714.7	133.1

Total operating expenses		65,843.7	79,695.2	2,855.4

OTHER OPERATING INCOME AND EXPENSES, NET	15, 16, 28	59.6	(135.6)	(4.9)

INCOME FROM OPERATIONS	34	259,616.2	296,205.4	10,612.9

NON-OPERATING INCOME AND EXPENSES
Share of profits of associates		1,434.4	2,423.5	86.8
Interest Income	23	5,467.4	2,889.6	103.5
Other income		343.9	657.2	23.6
Foreign exchange gain, net		3,155.1	6,123.9	219.4
Finance costs	24	(939.7)	(1,906.5)	(68.3)
Other gains and losses, net	25	(501.8)	(1,953.2)	(70.0)

Total non-operating income and expenses		8,959.3	8,234.5	295.0

INCOME BEFORE INCOME TAX		268,575.5	304,439.9	10,907.9
INCOME TAX EXPENSE	5, 26	31,208.1	27,297.0	978.0

NET INCOME		237,367.4	277,142.9	9,929.9

OTHER COMPREHENSIVE INCOME (LOSS)	21, 26
Items that will not be reclassified subsequently to profit or loss:
Unrealized gain/(loss) on investments in equity instruments at fair value through other comprehensive income		(21.7)	817.3	29.3
Loss on hedging instruments		(42.8)	(41.4)	(1.5)
Share of other comprehensive income (loss) of associates		(3.5)	4.5	0.2
Income tax benefit (expense) related to items that will not be reclassified subsequently		0.4	(55.8)	(2.0)

		(67.6)	724.6	26.0

(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME
(In Millions of New Taiwan Dollars or U.S. Dollars, Except Earnings Per Share that are in New Taiwan or U.S. Dollars)

		Six Months Ended June 30
	Notes	2020	2021
		NT$	NT$	US$
				(Note 3)
Items that may be reclassified subsequently to profit or loss:
Exchange differences arising on translation of foreign operations		$(11,690.2)	$(3,095.3)	$(110.9)
Unrealized gain/(loss) on investments in debt instruments at fair value through other comprehensive income		2,698.4	(1,790.2)	(64.2)
Share of other comprehensive loss of associates		(176.3)	(73.6)	(2.6)

		(9,168.1)	(4,959.1)	(177.7)

Other comprehensive loss for the period, net of income tax		(9,235.7)	(4,234.5)	(151.7)

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD		$228,131.7	$272,908.4	$9,778.2

NET INCOME ATTRIBUTABLE TO:
Shareholders of the parent		$237,224.6	$276,980.5	$9,924.1
Non-controlling interests		142.8	162.4	5.8

		$237,367.4	$277,142.9	$9,929.9

TOTAL COMPREHENSIVE INCOME ATTRIBUTABLE TO:
Shareholders of the parent		$227,988.3	$272,746.1	$9,772.3
Non-controlling interests		143.4	162.3	5.9

		$228,131.7	$272,908.4	$9,778.2

EARNINGS PER SHARE	27
Basic earnings per share		$9.15	$10.68	$0.38

Diluted earnings per share		$9.15	$10.68	$0.38

EARNINGS PER EQUIVALENT ADS
Basic earnings per share		$45.74	$53.41	$1.91

Diluted earnings per share		$45.74	$53.41	$1.91

The accompanying notes are an integral part of the condensed consolidated financial statements.	(Concluded)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(In Millions of New Taiwan Dollars)

	Equity Attributable to Shareholders of the Parent
								Others
	Capital Stock - Common Stock		Capital Surplus	Retained Earnings				Foreign Currency Translation Reserve	Unrealized Gain (Loss) on Financial Assets at Fair Value Through Other Comprehensive Income	Gain (Loss) on Hedging Instruments	Unearned Stock-Based Employee Compensation	Total	Total	Non-controlling Interests	Total Equity
	Shares (In Millions)	Amount		Legal Capital Reserve	Special Capital Reserve	Unappropriated Earnings	Total
BALANCE, JANUARY 1, 2020	25,930.3	$259,303.8	$56,339.7	$311,147.0	$10,675.1	$1,003,808.3	$1,325,630.4	$(26,871.4)	$(692.9)	$(3.8)	$(0.2)	$(27,568.3)	$1,613,705.6	$681.7	$1,614,387.3
Appropriations of earnings
Special capital reserve	—	—	—	—	14,198.2	(14,198.2)	—	—	—	—	—	—	—	—	—
Cash dividends to shareholders	—	—	—	—	—	(129,651.9)	(129,651.9)	—	—	—	—	—	(129,651.9)	—	(129,651.9)

Total	—	—	—	—	14,198.2	(143,850.1)	(129,651.9)	—	—	—	—	—	(129,651.9)	—	(129,651.9)

Net income for the six months ended June 30, 2020	—	—	—	—	—	237,224.6	237,224.6	—	—	—	—	—	237,224.6	142.8	237,367.4
Other comprehensive income (loss) for the six months ended June 30, 2020	—	—	—	—	—	—	—	(11,866.4)	2,672.9	(42.8)	—	(9,236.3)	(9,236.3)	0.6	(9,235.7)

Total comprehensive income (loss) for the six months ended June 30, 2020	—	—	—	—	—	237,224.6	237,224.6	(11,866.4)	2,672.9	(42.8)	—	(9,236.3)	227,988.3	143.4	228,131.7

Basis adjustment for loss on hedging instruments	—	—	—	—	—	—	—	—	—	46.6	—	46.6	46.6	—	46.6
Adjustments to share of changes in equities of associates	—	—	0.3	—	—	—	—	—	—	—	0.2	0.2	0.5	—	0.5
Increase in non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	—	3.0	3.0

BALANCE, JUNE 30, 2020	25,930.3	$259,303.8	$56,340.0	$311,147.0	$24,873.3	$1,097,182.8	$1,433,203.1	$(38,737.8)	$1,980.0	$—	$—	$(36,757.8)	$1,712,089.1	$828.1	$1,712,917.2

BALANCE, JANUARY 1, 2021	25,930.3	$259,303.8	$56,347.2	$311,147.0	$42,259.1	$1,220,434.0	$1,573,840.1	$(57,001.6)	$2,321.8	$—	$—	$(54,679.8)	$1,834,811.3	$952.5	$1,835,763.8
Appropriations of earnings
Special capital reserve	—	—	—	—	6,133.7	(6,133.7)	—	—	—	—	—	—	—	—	—
Cash dividends to shareholders	—	—	—	—	—	(136,134.5)	(136,134.5)	—	—	—	—	—	(136,134.5)	—	(136,134.5)

Total	—	—	—	—	6,133.7	(142,268.2)	(136,134.5)	—	—	—	—	—	(136,134.5)	—	(136,134.5)

Net income for the six months ended June 30, 2021	—	—	—	—	—	276,980.5	276,980.5	—	—	—	—	—	276,980.5	162.4	277,142.9
Other comprehensive loss for the six months ended June 30, 2021	—	—	—	—	—	—	—	(3,168.9)	(1,024.1)	(41.4)	—	(4,234.4)	(4,234.4)	(0.1)	(4,234.5)

Total comprehensive income (loss) for the six months ended June 30, 2021	—	—	—	—	—	276,980.5	276,980.5	(3,168.9)	(1,024.1)	(41.4)	—	(4,234.4)	272,746.1	162.3	272,908.4

Disposal of investments in equity instruments at fair value through other comprehensive income	—	—	—	—	—	(278.8)	(278.8)	—	278.8	—	—	278.8	—	—	—
Basis adjustment for gain on hedging instruments	—	—	—	—	—	—	—	—	—	41.4	—	41.4	41.4	—	41.4
Adjustments to share of changes in equities of associates	—	—	0.3	—	—	—	—	—	—	—	—	—	0.3	—	0.3
From difference between the consideration received and the carrying amount of the subsidiaries’ net assets during actual disposal	—	—	8,406.3	—	—	—	—	—	—	—	—	—	8,406.3	1,045.5	9,451.8
Increase in non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	—	3.5	3.5
Effect of acquisition of subsidiary	—	—	—	—	—	—	—	—	—	—	—	—	—	0.2	0.2

BALANCE, JUNE 30, 2021	25,930.3	$259,303.8	$64,753.8	$311,147.0	$48,392.8	$1,354,867.5	$1,714,407.3	$(60,170.5)	$1,576.5	$—	$—	$(58,594.0)	$1,979,870.9	$2,164.0	$1,982,034.9

BALANCE, JUNE 30, 2021 (IN MILLIONS OF US$ - Note 3)		$9,290.7	$2,320.1	$11,148.2	$1,733.9	$48,544.2	$61,426.3	$(2,155.9)	$56.5	$—	$—	$(2,099.4)	$70,937.7	$77.5	$71,015.2

The accompanying notes are an integral part of the condensed consolidated financial statements.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Millions of New Taiwan Dollars or U.S. Dollars)

	Six Months Ended June 30
	2020	2021
	NT$	NT$	US$
			(Note 3)
CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax	$268,575.5	$304,439.9	$10,907.9
Adjustments for:
Depreciation expense	136,065.3	200,697.1	7,190.9
Amortization expense	3,364.4	4,008.4	143.6
Expected credit losses recognized (reversal) on investments in debt instruments	0.2	(3.3)	(0.1)
Finance costs	939.7	1,906.5	68.3
Share of profits of associates	(1,434.4)	(2,423.5)	(86.8)
Interest income	(5,467.4)	(2,889.6)	(103.5)
Discounts on short-term loans	—	(283.7)	(10.2)
Share-based compensation	3.0	3.4	0.1
Loss (gain) on disposal or retirement of property, plant and equipment, net	(6.3)	10.6	0.4
Loss on disposal of intangible assets, net	—	1.2	—
Impairment loss on property, plant and equipment	—	274.4	9.8
Loss on financial instruments at fair value through profit or loss, net	3.4	—	—
Gain on disposal of investments in debt instruments at fair value through other comprehensive income, net	(926.9)	(169.3)	(6.1)
Unrealized (realized) gross profit on sales to associates	76.7	(26.9)	(1.0)
Gain on foreign exchange, net	(2,916.9)	(7,684.2)	(275.3)
Dividend income	(341.8)	(348.1)	(12.5)
Changes in operating assets and liabilities:
Financial instruments at fair value through profit or loss	(53.7)	3,895.6	139.6
Notes and accounts receivable, net	(11,310.4)	(31,995.2)	(1,146.4)
Receivables from related parties	(29.6)	(226.3)	(8.1)
Other receivables from related parties	(10.8)	(36.2)	(1.3)
Inventories	(2,806.9)	(33,085.3)	(1,185.4)
Other financial assets	1,618.1	(4,302.5)	(154.3)
Other current assets	(1,363.4)	(835.5)	(29.9)
Accounts payable	(478.9)	738.5	26.5
Payables to related parties	(1.9)	(603.5)	(21.6)
Salary and bonus payable	(1,524.6)	(2,922.3)	(104.7)
Accrued profit sharing bonus to employees and compensation to directors and supervisors	16,379.6	16,647.9	596.5
Accrued expenses and other current liabilities	8,356.8	25,071.0	898.3
Net defined benefit liability	(801.3)	(628.6)	(22.5)

Cash generated from operations	405,907.5	469,230.5	16,812.2
Income taxes paid	(32,543.1)	(53,975.3)	(1,933.9)

Net cash generated by operating activities	373,364.4	415,255.2	14,878.3

(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Millions of New Taiwan Dollars or U.S. Dollars)

	Six Months Ended June 30
	2020	2021
	NT$	NT$	US$
			(Note 3)
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of:
Financial assets at fair value through other comprehensive income	$(123,362.6)	$(151,585.4)	$(5,431.2)
Financial assets at amortized cost	(1,366.4)	—	—
Property, plant and equipment	(319,258.1)	(414,999.8)	(14,869.2)
Intangible assets	(8,487.6)	(4,123.6)	(147.7)
Proceeds from disposal or redemption of:
Financial assets at fair value through other comprehensive income	126,228.0	148,593.5	5,324.0
Financial assets at amortized cost	—	6,581.2	235.8
Property, plant and equipment	182.0	116.9	4.2
Proceeds from return of capital of investments in equity instruments at fair value through other comprehensive income	—	62.8	2.3
Derecognition of hedging financial instruments	(339.2)	143.7	5.1
Interest received	5,959.2	3,040.1	108.9
Proceeds from government grants - property, plant and equipment	475.7	—	—
Proceeds from government grants - others	20.1	—	—
Other dividends received	406.3	318.7	11.4
Dividends received from investments accounted for using equity method	233.4	233.4	8.4
Increase in prepayments for leases	—	(1,200.0)	(43.0)
Refundable deposits paid	(120.6)	(1,553.7)	(55.7)
Refundable deposits refunded	686.4	369.8	13.2

Net cash used in investing activities	(318,743.4)	(414,002.4)	(14,833.5)

CASH FLOWS FROM FINANCING ACTIVITIES
Increase in short-term loans	52,578.6	55,624.1	1,993.0
Proceeds from short-term bills payable	7,485.3	—	—
Repayments of short-term bills payable	(1,000.0)	—	—
Proceeds from issuance of bonds	60,000.0	157,809.5	5,654.2
Repayment of bonds	(21,600.0)	(2,600.0)	(93.2)
Proceeds of long-term bank loans	—	1,210.0	43.5
Payments for transaction costs attributable to the issuance of bonds	(62.1)	(278.8)	(10.0)
Repayment of the principal portion of lease liabilities	(1,412.8)	(985.3)	(35.3)
Interest paid	(1,196.0)	(1,046.3)	(37.5)
Guarantee deposits received	21.2	151.2	5.4
Guarantee deposits refunded	(7.7)	(35.4)	(1.3)
Cash dividends	(129,651.9)	(129,651.9)	(4,645.4)
Disposal of ownership interests in subsidiaries (without losing control)	—	9,451.8	338.7
Increase in non-controlling interests	—	0.2	—

Net cash generated (used) in financing activities	(34,845.4)	89,649.1	3,212.1

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(7,561.5)	(3,090.4)	(110.7)

NET INCREASE IN CASH AND CASH EQUIVALENTS	12,214.1	87,811.5	3,146.2

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	455,399.3	660,170.6	23,653.6

CASH AND CASH EQUIVALENTS, END OF PERIOD	$467,613.4	$747,982.1	$26,799.8

The accompanying notes are an integral part of the condensed consolidated financial statements.	(Concluded)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	GENERAL
Taiwan Semiconductor

Manufacturing Company Limited (TSMC), a Republic of China (R.O.C.) corporation, was incorporated on February 21, 1987. TSMC is a dedicated foundry in the semiconductor industry which engages mainly in the manufacturing, sales, packaging, testing and computer-aided design of integrated circuits and other semiconductor devices and the manufacturing of masks.
On September 5, 1994, TSMC’s shares were listed on the Taiwan Stock Exchange (TWSE). On October 8, 1997, TSMC listed some of its shares of stock on the New York Stock Exchange (NYSE) in the form of American Depositary Shares (ADSs).
The address of its registered office and principal place of business is No. 8,
Li-Hsin
Rd. 6, Hsinchu Science Park, Taiwan. The principal operating activities of TSMC’s subsidiaries are described in Note 5.

2.	THE AUTHORIZATION OF FINANCIAL STATEMENTS
The accompanying condensed consolidated financial statements were authorized for issue by the management on October 18, 2021.

3.	U.S. DOLLAR AMOUNTS
TSMC and its subsidiaries (collectively as the “Company”) maintain its accounts and express its condensed consolidated financial statements in New Taiwan dollars. For convenience only, U.S. dollar amounts presented in the accompanying condensed consolidated financial statements have been translated from New Taiwan dollars at the exchange rate as set forth in the statistical release of the Federal Reserve Board of the Unites States, which was
NT$27.91 to US$
1.00
as of June 30, 2021. The convenience translations should not be construed as representations that the New Taiwan dollar amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

4.
APPLICATION OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS), INTERNATIONAL ACCOUNTING STANDARDS (IAS), IFRIC INTERPRETATIONS (IFRIC), AND SIC INTERPRETATIONS (SIC) ISSUED BY THE INTERNATIONAL ACCOUNTING STANDARDS BOARD (IASB) (collectively, “IFRSs”).

a.	Amendments to IFRSs and the new interpretation that are mandatorily effective for the current year

New, Revised or Amended Standards and Interpretations	Effective Date Issued by IASB
Amendments to IFRS 9, IAS 39, IFRS 7 and IFRS 16 “Interest Rate Benchmark Reform - Phase 2”	January 1, 2021 (Note 1)
Amendment to IFRS 16 “Covid-19-Related Rent Concessions”	April 1, 2021 (Note 2)

Note 1:	The Company shall apply these amendments retrospectively for annual reporting periods beginning on or after January 1, 2021.

Note 2:	The Company shall apply these amendments for annual reporting periods beginning on or after April 1, 2021. The Company has early adopted the amendments on January 1, 2021.

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The Company believes that the adoption of aforementioned standards or interpretations did not have a significant effect on the Company’s accounting policies

b.	New and revised standards, amendments and interpretations in issue but not yet effective

New, Revised or Amended Standards and Interpretations	Effective Date Issued by IASB
Annual Improvements to IFRS Standards 2018 - 2020 Cycle	January 1, 2022
Amendments to IFRS 3 “Reference to the Conceptual Framework”	January 1, 2022
Amendments to IFRS 10 and IAS 28 “Sale or Contribution of Assets between an Investor and its Associate or Joint Venture”	To be determined by IASB
Amendments to IAS 1 “Classification of Liabilities as Current or Non-current”	January 1, 2023
Amendments to IAS 1 “Disclosure of Accounting Policies”	January 1, 2023
Amendments to IAS 8 “Definition of Accounting Estimates”	January 1, 2023
Amendments to IAS 12 “Deferred Tax related to Assets and Liabilities arising from a Single Transaction”	January 1, 2023
Amendments to IAS 16 “Property, Plant and Equipment - Proceeds before Intended Use”	January 1, 2022
Amendments to IAS 37 “Onerous Contracts–Cost of Fulfilling a Contract”	January 1, 2022
As of the date the accompanying condensed consolidated financial statements were issued, the Company continues in evaluating the impact on its financial position and financial performance from the initial adoption of the aforementioned standards or interpretations and related applicable period. The related impact will be disclosed when the Company completes its evaluation.

5.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Except for the following, the accounting policies applied in these condensed consolidated financial statements are consistent with those applied in the consolidated financial statements for the year ended December 31, 2020.
Statement of Compliance
The accompanying condensed consolidated financial statements have been prepared in accordance with IAS 34, “Interim Financial Reporting.” The condensed consolidated financial statements do not present all the disclosures required for a complete set of annual consolidated financial statements prepared under the IFRSs.
Basis of Consolidation
The basis
of preparation and the basis
for the condensed consolidated financial statements
The basis of preparation and the basis for the condensed consolidated financial statements applied in these condensed consolidated financial statements are consistent with those applied in the consolidated financial statements for the year ended December 31, 2020.

The subsidiaries in the

condensed consolidated financial statements
The detail information of the subsidiaries at the end of reporting period is as follows:

			Establishment	Percentage of Ownership
Name of Investor	Name of Investee	Main Businesses and Products	and Operating Location	December 31, 2020	June 30, 2021	Note
TSMC	TSMC North America	Sales and marketing of integrated circuits and other semiconductor devices	San Jose, California, U.S.A.	100%	100%	—
	TSMC Europe B.V. (TSMC Europe)	Customer service and supporting activities	Amsterdam, the Netherlands	100%	100%	a)
	TSMC Japan Limited (TSMC Japan)	Customer service and supporting activities	Yokohama, Japan	100%	100%	a)
	TSMC Design Technology Japan, Inc. (TSMC JDC)	Engineering support activities	Yokohama, Japan	100%	100%	a)
	TSMC Japan 3DIC R&D Center, Inc. (TSMC 3DIC)	Engineering support activities	Yokohama, Japan	—	100%	a), b)
	TSMC Korea Limited (TSMC Korea)	Customer service and supporting activities	Seoul, Korea	100%	100%	a)
	TSMC Partners, Ltd. (TSMC Partners)	Investing in companies involved in the semiconductor design and manufacturing, and other investment activities	Tortola, British Virgin Islands	100%	100%	a)
	TSMC Global, Ltd. (TSMC Global)	Investment activities	Tortola, British Virgin Islands	100%	100%	—
	TSMC China Company Limited (TSMC China)	Manufacturing, sales, testing and computer-aided design of integrated circuits and other semiconductor devices	Shanghai, China	100%	100%	—
	TSMC Nanjing Company Limited (TSMC Nanjing)	Manufacturing, sales, testing and computer-aided design of integrated circuits and other semiconductor devices	Nanjing, China	100%	100%	—
	VisEra Technologies Company Ltd. (VisEra Tech)	Research, design, development, manufacturing, sales, packaging and test of color filter	Hsin-Chu, Taiwan	87%	73%	c)
	TSMC Arizona Corporation (TSMC Arizona)	Manufacturing, sales and testing of integrated circuits and other semiconductor devices	Phoenix, Arizona, U.S.A.	100%	100%	a), d)
	VentureTech Alliance Fund II, L.P . (VTAF II)	Investing in technology start-up companies	Cayman Islands	98%	98%	a)
	VentureTech Alliance Fund III, L.P. (VTAF III)	Investing in technology start-up companies	Cayman Islands	98%	98%	a)
	Emerging Fund L.P. (Emerging Fund)	Investing in technology start-up companies	Cayman Islands	—	99.9%	a), e)
TSMC Partners	TSMC Development, Inc. (TSMC Development)	Investing in companies involved in semiconductor manufacturing	Delaware, U.S.A.	100%	100%	—
	TSMC Technology, Inc. (TSMC Technology)	Engineering support activities	Delaware, U.S.A.	100%	100%	a)
	TSMC Design Technology Canada Inc. (TSMC Canada)	Engineering support activities	Ontario, Canada	100%	100%	a)
TSMC Development	WaferTech, LLC (WaferTech)	Manufacturing, sales and testing of integrated circuits and other semiconductor devices	Washington, U.S.A.	100%	100%	—
VTAF III	Growth Fund Limited (Growth Fund)	Investing in technology start-up companies	Cayman Islands	100%	100%	a)

Note a:	This is an immaterial subsidiary for which the condensed consolidated financial statements are neither reviewed nor audited by the Company’s independent auditors.

Note b:	TSMC 3DIC is established in March 2021 .

Note c:
To facilitate VisEra’s IPO in Taiwan, 39.5 million common shares of VisEra at a price of NT$240 were sold by TSMC and an increase of NT$8,406.3 million in capital surplus was recognized.
TSMC’s
shareholding in
VisEra
decreased from
87
% to
73
%. This disposal was accounted for as an equity transaction since the transaction did not change TSMC’s control over
VisEra
.

Note d:
Under the terms of the development agreement entered into between TSMC Arizona and the City of Phoenix, the City of Phoenix commits approximately US$205 million toward various public infrastructure projects in
the area of the proposed manufacturing facility, conditioned on TSMC Arizona’s achieving a minimum project scale with defined spending and job-creation
thresholds.

Note e:	Emerging fund is established in January 2021 .
Retirement Benefits
Pension cost for an interim period is calculated on a
year-to-date
basis by using the actuarially determined pension cost rate at the end of the prior financial year.
Taxation
Income tax expense represents the sum of the tax currently payable and deferred tax. The interim period income tax expense is accrued using the tax rate that would be applicable to expected total annual earnings, that is, the estimated average annual effective income tax rate applied to the pre-tax
income of the interim period.

6.	CRITICAL ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION AND UNCERTAINTY
The Company has considered the economic implications of
COVID-19
on critical accounting estimates and will continue evaluating the impact on its financial position and financial performance as a result of the pandemic. In addition, the same critical accounting judgments and key sources of estimates and uncertainty have been followed in these condensed consolidated financial statements as were applied in the preparation of the Company’s consolidated financial statements for the year ended December 31, 2020.

7.	CASH AND CASH EQUIVALENTS

	December 31, 2020	June 30, 2021
	NT$	NT$
	(In Millions)	(In Millions)
Cash and deposits in banks	$653,580.6	$745,313.2
Government bonds	3,716.1	2,668.9
Repurchase agreements	1,750.4	—
Commercial paper	1,123.5	—

	$660,170.6	$747,982.1

Deposits in banks consisted of highly liquid time deposits that were readily convertible to known amounts of cash and were subject to an insignificant risk of changes in value.

8.	FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	December 31, 2020	June 30, 2021
	NT$	NT$
	(In Millions)	(In Millions)
Financial assets

Mandatorily measured at FVTPL
Forward exchange contracts	$2,259.4	$58.3

Financial liabilities

Held for trading
Forward exchange contracts	$94.1	$1,828.3

The Company entered into forward exchange contracts to manage exposures due to fluctuations of foreign exchange rates. These forward exchange contracts did not meet the criteria for hedge accounting. Therefore, the Company did not apply hedge accounting treatment for these forward exchange contracts.

Outstanding forward exchange contracts consisted of the following:

	Maturity Date	Contract Amount (In Millions)
December 31, 2020

Sell NT$	January 2021 to March 2021	NT$144,698.0
Sell US$	January 2021 to March 2021	US$1,176.9

June 30, 2021
Sell NT$	July 2021 to September 2021	NT$153,952.4
Sell US$	July 2021 to September 2021	US$1,738.7

9.	FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

	December 31, 2020	June 30, 2021
	NT$	NT$
	(In Millions)	(In Millions)
Investments in debt instruments at FVTOCI
Corporate bonds	$56,593.6	$58,907.9
Agency bonds/Agency mortgage-backed securities	43,977.1	32,188.8
Government bonds	13,459.5	24,121.9
Asset-backed securities	8,368.3	7,523.4

	122,398.5	122,742.0

Investments in equity instruments at FVTOCI
Non-publicly traded equity investments	4,514.9	5,390.0
Publicly traded stocks	50.0	52.5

	4,564.9	5,442.5

	$126,963.4	$128,184.5

Current	$122,448.5	$122,794.5
Noncurrent	4,514.9	5,390.0

	$126,963.4	$128,184.5

These investments in equity instruments are held for medium to long-term purposes and therefore are accounted for as FVTOCI. For dividends recognized from these investments, please refer to condensed consolidated statements of cash flows. All of the dividends are from investments held at the end of the reporting period.
As of June 30, 2020 and 2021, the cumulative loss allowance for expected credit loss of NT$34.7 million and NT$33.9 million was recognized under investments in debt instruments at FVTOCI, respectively. Refer to Note 30 for information relating to the credit risk management and expected credit loss.

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10.	FINANCIAL ASSETS AT AMORTIZED COST

	December 31, 2020	June 30, 2021
	NT$	NT$
	(In Millions)	(In Millions)
Corporate bonds	$10,977.3	$4,338.8
Less: Allowance for impairment loss	(7.1)	(2.2)

	$10,970.2	$4,336.6

Current	$6,598.0	$—
Noncurrent	4,372.2	4,336.6

	$10,970.2	$4336.6

Refer to Note 30 for information relating to credit risk management and expected credit loss for financial assets at amortized cost.

11.	HEDGING FINANCIAL INSTRUMENTS

	December 31, 2020	June 30, 2021
	NT$	NT$
	(In Millions)	(In Millions)
Financial assets- current
Fair value hedges
Interest rate futures contracts	$0.1	$0.3

Financial liabilities- current
Fair value hedges
Interest rate futures contracts	$1.2	$10.2

Fair value hedge
The Company entered into interest rate futures contracts, which are used to partially hedge against the fair value changes caused by interest rate fluctuation in the Company’s fixed income investments. The hedge ratio is adjusted in response to the changes in the financial market and capped at 100%.
On the basis of economic relationships, the value of the interest rate futures contracts and the value of the hedged financial assets will change in opposite directions in response to movements in interest rates.
The main source of hedge ineffectiveness in these hedging relationships is the credit risk of the hedged financial assets, which is not reflected in the fair value of the interest rate futures contracts. No other sources of ineffectiveness emerged from these hedging relationships during the hedging period. Amount of hedge ineffectiveness recognized in profit or loss is classified under other gains and losses, net.

The following tables summarize

the information relating to the hedges of interest rate risk.
December 31, 2020

Hedging Instruments	Contract Amount (US$ in Millions)	Maturity
Interest rate futures contracts - US Treasury futures	US$88.7	March 2021

Hedged Items	Asset Carrying Amount	Accumulated Amount of Fair Value Hedge Adjustments
	NT$	NT$
	(In Millions)	(In Millions)
Financial assets at FVTOCI	$ 6,198.7	$ 1.1
June 30, 2021

Hedging Instruments	Contract Amount (US$ in Millions)	Maturity
Interest rate futures contracts - US Treasury futures	US$74.2	September 2021

Hedged Items	Asset Carrying Amount	Accumulated Amount of Fair Value Hedge Adjustments
	NT$	NT$
	(In Millions)	(In Millions)
Financial assets at FVTOCI	$ 5,708.0	$ 9.9
The effect for the six months ended June 30, 2020 and 2021 is detailed below:

Hedging Instruments/Hedged Items	Increase (Decrease) in Value Used for Calculating Hedge Ineffectiveness
	Six Months Ended June 30
	2020	2021
	NT$	NT$
	(In Millions)	(In Millions)
Hedging Instruments
Interest rate futures contracts - US Treasury futures	$(365.4)	$135.0
Hedged Items
Financial assets at FVTOCI	365.4	(135.0)

	$—	$—

Cash flow hedge
The Company entered

into forward exchange contracts to partially hedge foreign exchange rate risks associated with certain highly probable forecast transactions (capital expenditures). The hedge ratio is adjusted in response to the changes in the financial market and capped at
100
%. The forward exchange contracts have maturities of 12 months or less.

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On the basis of economic relationships, the Company expects that the value of forward exchange contracts and the value of hedged transactions will change in opposite directions in response to movements in foreign exchange rates.
The main source of hedge ineff
e
ctiveness in these hedging relationships is driven by the effect of the counterparty’s own credit risk on the fair value of forward exchange contracts. No other sources of ineffectiveness emerged from these hedging relationships. For the six months ended June 30, 2020 and 2021, refer to Note 21(d) for gain or loss arising from changes in the fair value of hedging instruments and the amount transferred to initial carrying amount of hedged items.
The effect for the six months ended June 30, 2020 and 2021 is detailed below:

Hedging Instruments/Hedged Items	Increase (Decrease) in Value Used for Calculating Hedge Ineffectiveness
	Six Months Ended June 30
	2020	2021
	NT$	NT$
	(In Millions)	(In Millions)
Hedging Instruments
Forward exchange contracts	$(42.8)	$(41.4)

Hedged Items
Forecast transaction (capital expenditures)	$42.8	$41.4

12.	NOTES AND ACCOUNTS RECEIVABLE, NET

	December 31, 2020	June 30, 2021
	NT$	NT$
	(In Millions)	(In Millions)
At amortized cost
Notes and accounts receivable	$142,771.6	$174,586.8
Less: Loss allowance	(246.6)	(291.1)

	142,525.0	174,295.7
At FVTOCI	2,955.3	3,179.8

	$145,480.3	$177,475.5

The Company signed a contract with the bank to sell certain accounts receivable without recourse and transaction cost required. These accounts receivable are classified as at FVTOCI because they are held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets.
In principle, the payment term granted to customers is due 30 days from the invoice date or 30 days from the end of the month when the invoice is issued. Aside from recognizing impairment loss for credit-impaired accounts receivable, the Company recognizes loss allowance based on the expected credit loss ratio of customers by different risk levels with consideration of factors of historical loss ratios and customers’ financial conditions, competitiveness and business outlook. For accounts receivable past due over 90 days without collaterals or guarantees, the Company recognizes loss allowance at full amount.

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Aging analysis of notes and accounts receivable

	December 31, 2020	June 30, 2021
	NT$	NT$
	(In Millions)	(In Millions)
Not past due	$140,933.6	$169,954.9
Past due
Past due within 30 days	4,784.4	7,811.4
Past due 31-60 days	8.7	0.2
Past due 61-120 days	0.1	0.1
Past due over 121 days	0.1	—
Less: Loss allowance	(246.6)	(291.1)

	$145,480.3	$177,475.5

All of the Company’s

accounts receivable classified as at FVTOCI were not past due.
Movements of the loss allowance for accounts receivable

	Six Months Ended June 30
	2020	2021
	NT$	NT$
	(In Millions)	(In Millions)
Balance, beginning of period	$325.3	$246.6
Provision	15.2	44.5
Effect of exchange rate changes	(0.3)	—

Balance, end of period	$340.2	$291.1

For the six months ended June 30, 2020 and 2021, the changes in loss allowance were mainly due to the variations in the balance of accounts receivable of different risk levels.

13.	INVENTORIES

	December 31, 2020	June 30, 2021
	NT$	NT$
	(In Millions)	(In Millions)
Finished goods	$21,705.6	$21,358.6
Work in process	91,672.9	126,550.9
Raw materials	14,716.0	12,991.5
Supplies and spare parts	9,258.9	9,537.7

	$137,353.4	$170,438.7

Write-down of inventories to net realizable value and reversal of write-down of inventories resulting from the increase in net realizable value were included in the cost of revenue. The amounts are illustrated below:

	Six Months Ended June 30
	2020	2021
	NT$	NT$
	(In Millions)	(In Millions)
Inventory losses (reversal of write-down of inventories)	$273.7	$(946.0)

14.	INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD
Associates consisted of the following:

		Place of Incorporation and Operation	Carrying Amount		% of Ownership and Voting Rights Held by the Company
Name of Associate	Principal Activities		December 31, 2020	June 30, 2021	June 30, 2020	December 31, 2020	June 30, 2021
			NT$	NT$
			(In Millions)	(In Millions)
Vanguard International Semiconductor Corporation (VIS)	Manufacturing, sales, packaging, testing and computer-aided design of integrated circuits and other semiconductor devices and the manufacturing and design service of masks	Hsinchu, Taiwan	$8,964.1	$8,634.4	28%	28%	28%
Systems on Silicon Manufacturing Company Pte Ltd. (SSMC)	Manufacturing and sales of integrated circuits and other semiconductor devices	Singapore	5,900.2	6,409.2	39%	39%	39%
Xintec Inc. (Xintec)	Wafer level chip size packaging and wafer level post passivation interconnection service	Taoyuan, Taiwan	2,522.3	2,849.6	41%	41%	41%
Global Unichip Corporation (GUC)	Researching, developing, manufacturing, testing and marketing of integrated circuits	Hsinchu, Taiwan	1,315.4	1,291.6	35%	35%	35%
Mutual-Pak Technology Co., Ltd. (Mutual-Pak)	Manufacturing of electronic parts, wholesaling and retailing of electronic materials, and researching, developing and testing of RFID	New Taipei, Taiwan	28.2	25.7	28%	28%	28%

			$18,730.2	$19,210.5

The market prices of the associates’ ownership held by the Company in publicly traded stocks calculated by the closing price at the end of the reporting period are summarized as follows. The closing price represents the quoted price in active markets, the level 1 fair value measurement.

	December 31, 2020	June 30, 2021
	NT$	NT$
Name of Associate	(In Millions)	(In Millions)
VIS	$53,849.9	$54,778.4

GUC	$15,827.2	$19,282.1

Xintec	$20,420.2	$18,806.6

15.	PROPERTY, PLANT AND EQUIPMENT

	December 31, 2020	June 30, 2021
	NT$	NT$
	(In Millions)	(In Millions)
Assets used by the Company	$1,554,585.9	$1,722,112.1
Assets subject to operating leases	1,003.2	567.0

	$1,555,589.1	$1,722,679.1

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a.	Assets used by the Company

	Land and Land Improvements	Buildings	Machinery and Equipment	Office Equipment	Equipment under Installation and Construction in Progress	Total
	NT$	NT$	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)
Cost

Balance at January 1, 2020	$3,991.8	$438,075.0	$2,886,623.0	$54,611.4	$528,295.1	$3,911,596.3
Additions (deductions)	—	66,843.8	575,722.1	9,268.1	(374,596.1)	277,237.9
Disposals or retirements	—	(19.7)	(3,060.2)	(114.2)	—	(3,194.1)
Transfers from assets subject to operating leases	—	22.3	—	—	—	22.3
Effect of exchange rate changes	(14.6)	(1,126.9)	(3,760.4)	(125.4)	(140.1)	(5,167.4)

Balance at June 30, 2020	$3,977.2	$503,794.5	$3,455,524.5	$63,639.9	$153,558.9	$4,180,495.0

Accumulated depreciation and impairment

Balance at January 1, 2020	$538.7	$243,059.3	$2,278,266.0	$37,418.4	$—	$2,559,282.4
Additions	0.8	13,167.7	118,235.1	3,172.2	—	134,575.8
Disposals or retirements	—	(15.8)	(2,892.0)	(113.2)	—	(3,021.0)
Transfers from assets subject to operating leases	—	8.2	—	—	—	8.2
Effect of exchange rate changes	(10.1)	(612.9)	(3,175.4)	(74.9)	—	(3,873.3)

Balance at June 30, 2020	$529.4	$255,606.5	$2,390,433.7	$40,402.5	$—	$2,686,972.1

Carrying amounts at January 1, 2020	$3,453.1	$195,015.7	$608,357.0	$17,193.0	$528,295.1	$1,352,313.9

Carrying amounts at June 30, 2020	$3,447.8	$248,188.0	$1,065,090.8	$23,237.4	$153,558.9	$1,493,522.9

Cost

Balance at January 1, 2021	$3,942.6	$522,447.4	$3,607,005.7	$68,862.7	$223,965.4	$4,426,223.8
Additions	2,587.2	34,524.3	217,478.9	3,799.5	108,588.6	366,978.5
Disposals or retirements	—	(19.9)	(6,882.0)	(124.8)	—	(7,026.7)
Transfers from assets subject to operating leases	—	35.5	656.2	—	—	691.7
Transfers to assets subject to operating leases	—	—	(244.6)	—	—	(244.6)
Effect of exchange rate changes	(16.1)	86.0	672.2	(7.4)	(81.6)	653.1

Balance at June 30, 2021	$6,513.7	$557,073.3	$3,818,686.4	$72,530.0	$332,472.4	$4,787,275.8

Accumulated depreciation and impairment

Balance at January 1, 2021	$506.1	$271,799.5	$2,555,530.0	$43,802.3	$—	$2,871,637.9
Additions	0.7	16,942.3	178,535.5	3,863.4	—	199,341.9
Disposals or retirements	—	(17.1)	(6,695.4)	(124.0)	—	(6,836.5)
Transfers from assets subject to operating leases	—	15.6	197.7	—	—	213.3
Transfers to assets subject to operating leases	—	—	(68.3)	—	—	(68.3)
Impairment	—	—	274.4	—	—	274.4
Effect of exchange rate changes	(3.8)	21.6	590.3	(7.1)	—	601.0

Balance at June 30, 2021	$503.0	$288,761.9	$2,728,364.2	$47,534.6	$—	$3,065,163.7

Carrying amounts at January 1, 2021	$3,436.5	$250,647.9	$1,051,475.7	$25,060.4	$223,965.4	$1,554,585.9

Carrying amounts at June 30, 2021	$6,010.7	$268,311.4	$1,090,322.2	$24,995.4	$332,472.4	$1,722,112.1

The significant part of the Company’s buildings includes main plants, mechanical and electrical power equipment and clean rooms, and the related depreciation is calculated using the estimated useful lives of 20 years, 10 years and 10 years, respectively.
In the first quarter of 2021, the Company recognized an impairment loss of NT$274.4 million for certain machinery and equipment that was assessed to have no future use, and the recoverable amount of certain machinery and equipment was nil. Such impairment loss was recognized in other operating income and expenses.

F -
20

b.	Assets subject to operating leases

	Buildings	Machinery and Equipment	Total
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)
Cost

Balance at January 1, 2020	$562.6	$—	$562.6
Transfers to assets used by the Company	(22.3)	—	(22.3)

Balance at June 30, 2020	$540.3	$—	$540.3

Accumulated depreciation

Balance at January 1, 2020	$499.1	$—	$499.1
Additions	11.4	—	11.4
Transfers to assets used by the Company	(8.2)	—	(8.2)

Balance at June 30, 2020	$502.3	$—	$502.3

Carrying amounts at January 1, 2020	$63.5	$—	$63.5

Carrying amounts at June 30, 2020	$38.0	$—	$38.0

Cost

Balance at January 1, 2021	$227.6	$1,199.0	$1,426.6
Transfers to assets used by the Company	(35.5)	(656.2)	(691.7)
Transfers from assets used by the Company	—	244.6	244.6

Balance at June 30, 2021	$192.1	$787.4	$979.5

Accumulated depreciation

Balance at January 1, 2021	$201.4	$222.0	$423.4
Additions	0.6	133.5	134.1
Transfers to assets used by the Company	(15.6)	(197.7)	(213.3)
Transfers from assets used by the Company	—	68.3	68.3

Balance at June 30, 2021	$186.4	$226.1	$412.5

Carrying amounts at January 1, 2021	$26.2	$977.0	$1,003.2

Carrying amounts at June 30, 2021	$5.7	$561.3	$567.0

Operating leases relate to leases of buildings and leases of machinery and equipm
e
nt with lease terms ranging between approximately 1 to 5 years. The lessees do not have purchase options to acquire the assets at the expiration of the lease periods.

The maturity analysis of

operating lease payments receivable from the buildings and machiner
y
 and equipment is as follows:

	December 31, 2020	June 30, 2021
	NT$	NT$
	(In Millions)	(In Millions)

Year 1	$149.1	$22.0
Year 2	17.0	8.5

	$166.1	$30.5

16.	LEASE ARRANGEMENTS

a.	Right-of-use assets

	December 31, 2020	June 30, 2021
	NT$	NT$
	(In Millions)	(In Millions)

Carrying amounts

Land	$25,141.9	$30,256.9
Buildings	2,544.8	2,323.8
Machinery and equipment	—	3.9
Office equipment	41.8	34.7

	$27,728.5	$32,619.3

	Six Months Ended June 30
	2020	2021
	NT$	NT$
	(In Millions)	(In Millions)

Additions to right-of-use assets	$5,511.0	$6,220.1

Depreciation of right-of-use assets
Land	$605.8	$899.4
Buildings	278.2	310.6
Machinery and equipment	581.9	0.2
Office equipment	12.2	10.9

	$1,478.1	$1,221.1

Income from subleasing right-of-use assets (classified under other operating income and expenses, net)	$37.9	$40.7

F - 2
2

b.	Lease liabilities

	December 31, 2020	June 30, 2021
	NT$	NT$
	(In Millions)	(In Millions)

Carrying amounts

Current portion (classified under accrued expenses and other current liabilities)	$1,828.0	$1,861.3
Noncurrent portion	20,560.6	21,030.4

	$22,388.6	$22,891.7

Ranges of discount rates for lease liabilities are as follows:

	December 31, 2020	June 30, 2021

Land	0.48%-2.14%	0.39%-2.14%
Buildings	0.54%-3.88%	0.39%-3.88%
Machinery and equipment	—	0.71%
Office equipment	0.28%-3.88%	0.28%-3.88%

c.	Material terms of right-of-use assets
The Company leases land and buildings mainly for the use of plants and offices with lease terms of 1 to 36 years. The lease contracts for land located in the R.O.C. specify that lease payments will be adjusted every 2 years on the basis of changes in announced land value prices. The Company does not have purchase options to acquire the leasehold land and buildings at the end of the lease terms.

d.	Subleases
The Company subleases the right to use its buildings and machinery and equipment under operating leases with lease terms of 1 to 6 years.
The maturity analysis of lease payments rec
e
ivable under operating subleases is as follows:

	December 31, 2020	June 30, 2021
	NT$	NT$
	(In Millions)	(In Millions)

Year 1	$144.1	$65.0

e.	Other lease information

	Six Months Ended June 30
	2020	2021
	NT$	NT$
	(In Millions)	(In Millions)

Expenses relating to short-term leases	$1,754.8	$2,588.9

Expenses relating to variable lease payments not included in the measurement of lease liabilities	$97.2	$101.0

Total cash outflow for leases	$3,568.8	$3,660.1

17.	INTANGIBLE ASSETS

	Goodwill	Technology License Fees	Software and System Design Costs	Patent and Others	Total
	NT$	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)

Cost

Balance at January 1, 2020	$5,693.4	$15,855.0	$33,024.0	$8,302.9	$62,875.3
Additions	—	6,035.2	1,292.0	2,863.1	10,190.3
Disposals or retirements	—	—	(48.8)	—	(48.8)
Effect of exchange rate changes	(75.9)	(3.4)	(17.3)	(1.3)	(97.9)

Balance at June 30, 2020	$5,617.5	$21,886.8	$34,249.9	$11,164.7	$72,918.9

Accumulated amortization and impairment

Balance at January 1, 2020	$—	$9,823.8	$26,502.1	$5,896.4	$42,222.3
Additions	—	1,021.9	1,856.2	486.3	3,364.4
Disposals or retirements	—	—	(48.8)	—	(48.8)
Effect of exchange rate changes	—	(3.3)	(10.3)	(1.0)	(14.6)

Balance at June 30, 2020	$—	$10,842.4	$28,299.2	$6,381.7	$45,523.3

Carrying amounts at January 1, 2020	$5,693.4	$6,031.2	$6,521.9	$2,406.5	$20,653.0

Carrying amounts at June 30, 2020	$5,617.5	$11,044.4	$5,950.7	$4,783.0	$27,395.6

Cost

Balance at January 1, 2021	$5,436.6	$22,161.7	$36,239.0	$11,277.6	$75,114.9
Additions	—	1,005.0	3,708.2	90.7	4,803.9
Disposals or retirements	—	—	(13.8)	—	(13.8)
Effect of exchange rate changes	(28.2)	1.1	2.1	0.2	(24.8)

Balance at June 30, 2021	$5,408.4	$23,167.8	$39,935.5	$11,368.5	$79,880.2

Accumulated amortization and impairment

Balance at January 1, 2021	$—	$12,226.2	$30,111.7	$7,008.9	$49,346.8
Additions	—	1,334.1	2,068.5	605.8	4,008.4
Disposals or retirements	—	—	(12.6)	—	(12.6)
Effect of exchange rate changes	—	1.1	1.3	0.1	2.5

Balance at June 30, 2021	$—	$13,561.4	$32,168.9	$7,614.8	$53,345.1

Carrying amounts at January 1, 2021	$5,436.6	$9,935.5	$6,127.3	$4,268.7	$25,768.1

Carrying amounts at June 30, 2021	$5,408.4	$9,606.4	$7,766.6	$3,753.7	$26,535.1

The Company’s goodwill has been tested for impairment at the end of the annual reporting period and the recoverable amount is determined based on the value in use. The value in use was calculated based on the cash flow forecast from the financial budgets covering the future five-year period, and the Company used annual discount rate of 8.0% in its t
e
st of impairment as of December 31, 2020 to reflect the relevant specific risk in the cash-generating unit.

F -
24

18.	SHORT-TERM LOANS

	December 31, 2020	June 30, 2021
	NT$	NT$
	(In Millions)	(In Millions)
Unsecured loans
Amount	$88,559.0	$139,380.9

Loan content
US$ (in millions)	$200.0	$—
EUR (in millions)	2,398.0	4,195.8
Annual interest rate	(0.54)%-0.33%	(0.25)%-0.01%
Maturity date	Due by February 2021	Due by September 2021

19.	BONDS PAYABLE

	December 31, 2020	June 30, 2021
	NT$	NT$
	(In Millions)	(In Millions)
Domestic unsecured bonds	$173,197.0	$230,389.0
Overseas unsecured bonds	84,291.0	181,278.5
Less: Discounts on bonds payable	(782.9)	(1,202.6)
Less: Current portion	(2,600.0)	—

	$254,105.1	$410,464.9

The Company issued domestic unsecured bonds for the six months ended June 30, 2021, the major terms are as follows:

Issuance	Tranche	Issuance Period	Total Amount NT$ (In Millions)	Coupon Rate	Repayment and Interest Payment
NT$ unsecured bonds
110-1	A	March 2021 to March 2026	$4,800.0	0.50%	Bullet repayment; interest payable annually
	B	March 2021 to March 2028	11,400.0	0.55%	The same as above
	C	March 2021 to March 2031	4,900.0	0.60%	The same as above
110-2	A	May 2021 to May 2026	5,200.0	0.50%	The same as above
	B	May 2021 to May 2028	8,400.0	0.58%	The same as above
	C	May 2021 to May 2031	5,600.0	0.65%	The same as above

(Continued)
F -
25

Issuance	Tranche	Issuance Period	Total Amount NT$ (In Millions)	Coupon Rate	Repayment and Interest Payment
NT$ unsecured bonds
110-3	A	June 2021 to June 2026	$6,900.0	0.52%	Bullet repayment; interest payable annually
	B	June 2021 to June 2028	7,900.0	0.58%	The same as above
	C	June 2021 to June 2031	4,900.0	0.65%	The same as above
(Concluded)
The major terms of overseas unsecured bonds ar
e
 as follows:

Issuance Period	Total Amount US$ (In Millions)		Coupon Rate	Repayment and Interest Payment
September 2020 to September 2025	US$	1,000.0	0.75%	Bullet repayment (callable at any time, in whole or in part, at the relevant redemption price according to relevant agreements); interest payable semi-annually
September 2020 to September 2027		750.0	1.00%	The same as above
September 2020 to September 2030		1,250.0	1.375%	The same as above
April 2021 to April 2026		1,100.0	1.25%	The same as above
April 2021 to April 2028		900.0	1.75%	The same as above
April 2021 to April 2031		1,500.0	2.25%	The same as above

20.	LONG-TERM BANK LOANS

	December 31, 2020	June 30, 2021
	NT$ (In Millions)	NT$ (In Millions)
Unsecured loans	$2,000.0	$3,210.0
Less: Discounts on government grants	(32.4)	(38.7)

	$1,967.6	$3,171.3

Loan content
Annual interest rate	0.4%	0.4%-0.6%
Maturity date	Due by September 2025	Due by March 2026
The long-term bank loans of the Company are with preferential interest rates subsidized by the government, and the loans are used to fund capital expenditure qualifying for the subsidy.

F -
26

21.	EQUITY

a.	Capital stock

	June 30, 2020	December 31, 2020	June 30, 2021
	NT$ (In Millions)	NT$ (In Millions)	NT$ (In Millions)
Authorized shares	28,050.0	28,050.0	28,050.0

Authorized capital	$280,500.0	$280,500.0	$280,500.0

Issued and paid shares	25,930.3	25,930.3	25,930.3

Issued capital	$259,303.8	$259,303.8	$259,303.8

A
 holder of issued
 common shares with par value of NT$10 per share is entitled to vote and to receive dividends.
The authorized shares
 include
500.0
 million shares allocated for the exercise of employee
stock options.
As of June 30, 2021,

1,064.3
 million ADSs of TSMC were traded on the NYSE. The number of common shares represented by the ADSs was
5,321.4
 million shares (one ADS represents five common shares).

b.	Capital surplus

	June 30, 2020	December 31, 2020	June 30, 2021
	NT$ (In Millions)	NT$ (In Millions)	NT$ (In Millions)
Additional paid-in capital	$24,185.0	$24,185.0	$24,185.0
From merger	22,804.5	22,804.5	22,804.5
From convertible bonds	8,892.9	8,892.9	8,892.9
From difference between the consideration received and the carrying amount of the subsidiaries’ net assets during actual disposal	—	—	8,406.3
From share of changes in equities of subsidiaries	121.8	121.8	121.8
From share of changes in equities of associates	302.5	302.5	302.8
Donations	33.3	40.5	40.5

	$56,340.0	$56,347.2	$64,753.8

Under the R.O.C. relevant laws, the capital surplus generated from the excess of the issuance price over the par value of capital stock (including the stock issued for new capital, mergers and convertible bonds), the difference between the consideration received and the carrying amount of the subsidiaries’ n
e
t assets during actual disposal and donations may be used to offset a deficit; in addition, when the Company has no deficit, such capital surplus may be distributed as cash dividends or stock dividends up to a certain percentage of TSMC’s paid-in
capital. The capital surplus from share of changes in equities of subsidiaries and associates and dividend of a claim extinguished by a prescription may be used to offset a deficit.

c.	Retained earnings and dividend policy
TSMC’s Articles of Incorporation provide that, earnings distribution may be made on a quarterly basis after the close of each quarter. Distribution of earnings by way of cash dividends should be approved by TSMC’s Board of Directors and reported to TSMC’s shareholders in its meeting. When allocating earnings, TSMC shall first estimate and reserve the taxes to be paid, offset its losses, set aside a legal capital reserve at 10% of the remaining earnings (until the accumulated legal capital reserve equals TSMC’s paid-in
capital), then set aside a special capital reserve in accordance with relevant laws or regulations or as requested by the authorities in charge. Any balance left over shall be allocated according to relevant laws and the TSMC’s Articles of Incorporation.
TSMC’s Articles of Incorporation also provide that profits of TSMC may be distributed by way of cash dividend and/or stock dividend. However, distribution of earnings shall be made preferably by way of cash dividend. Distribution of earnings may also be made by way of stock dividend, provided that the ratio for stock dividend shall not exceed 50% of the total distribution.
The legal capital reserve may be used to offset a deficit, or be distributed as dividends in cash or stocks for the portion in excess of 25% of the paid-in
capital if the Company incurs no loss.
Pursuant to existing regulations, the Company is required to set aside additional special capital reserve equivalent to the net debit balance of the other components of stockholders’ equity, such as the accumulated balance of foreign currency translation reserve, unrealized valuation gain or loss from fair value through other comprehensive income financial assets, gain or loss from changes in fair value of hedging instruments in cash flow hedges, etc. For the subsequent decrease in the deduction amount to stockholders’ equity, any special reserve appropriated may be reversed to the extent that the net debit balance reverses.
The appropriations of 2019, 2020 and 2021 quarterly earnings have been approved by TSMC’s Board of Directors in its meeting, respectively. The appropriations and cash dividends per share were as follows:

	First Quarter of 2019	Second Quarter of 2019	Third Quarter of 2019	Fourth Quarter of 2019
	NT$ (In Millions)	NT$ (In Millions)	NT$ (In Millions)	NT$ (In Millions)
Resolution date of TSMC’s Board of Directors in its meeting	June 5, 2019	August 13, 2019	November 12, 2019	February 11, 2020
Special capital reserve	$(4,724.0)	$(3,338.2)	$3,289.2	$16,893.0

Cash dividends to shareholders	$51,860.8	$64,826.0	$64,826.0	$64,826.0

Cash dividends per share (NT$)	$2.0	$2.5	$2.5	$2.5

	First Quarter of 2020	Second Quarter of 2020	Third Quarter of 2020	Fourth Quarter of 2020
	NT$ (In Millions)	NT$ (In Millions)	NT$ (In Millions)	NT$ (In Millions)
Resolution date of TSMC’s Board of Directors in its meeting	May 12, 2020	August 11, 2020	November 10, 2020	February 9, 2021
Special capital reserve	$(2,694.8)	$11,884.5	$5,501.3	$12,420.7

Cash dividends to shareholders	$64,826.0	$64,826.0	$64,826.0	$64,826.0

Cash dividends per share (NT$)	$2.5	$2.5	$2.5	$2.5

	First Quarter of 2021	Second Quarter of 2021
	NT$	NT$
	(In Millions)	(In Millions)
Resolution date of TSMC’s Board of Directors in its meeting	June 9, 2021	August 10, 2021
Special capital reserve	$(6,287.0)	$10,201.2

Cash dividends to shareholders	$71,308.5	$71,308.5

Cash dividends per share (NT$)	$2.75	$2.75

d.	Others
Changes in others were as follows:

	Six Months Ended June 30, 2020
	Foreign Currency Translation Reserve	Unrealized Gain (Loss) on Financial Assets at FVTOCI	Gain (Loss) on Hedging Instruments	Unearned Stock-Based Employee Compensation	Total
	NT$ (In Millions)	NT$ (In Millions)	NT$ (In Millions)	NT$ (In Millions)	NT$ (In Millions)
Balance, beginning of period	$(26,871.4)	$(692.9)	$(3.8)	$(0.2)	$(27,568.3)
Exchange differences arising on translation of foreign operations	(11,690.1)	—	—	—	(11,690.1)
Unrealized gain (loss) on financial assets at FVTOCI
Equity instruments	—	(22.4)	—	—	(22.4)
Debt instruments	—	3,625.5	—	—	3,625.5
Cumulative unrealized gain (loss) of debt instruments transferred to profit or loss due to disposal	—	(926.9)	—	—	(926.9)
Loss allowance adjustments from debt instruments	—	(0.2)	—	—	(0.2)
Gain (loss) arising on changes in the fair value of hedging instruments	—	—	(42.8)	—	(42.8)
Transferred to initial carrying amount of hedged items	—	—	46.6	—	46.6
Share of other comprehensive income (loss) of associates	(176.3)	(3.5)	—	—	(179.8)
Share of unearned stock-based employee compensation of associates	—	—	—	0.2	0.2
Income tax effect	—	0.4	—	—	0.4

Balance, end of period	$(38,737.8)	$1,980.0	$—	$—	$(36,757.8)

	Six Months Ended June 30, 2021
	Foreign Currency Translation Reserve	Unrealized Gain (Loss) on Financial Assets at FVTOCI	Gain (Loss) on Hedging Instruments	Unearned Stock-Based Employee Compensation	Total
	NT$ (In Millions)	NT$ (In Millions)	NT$ (In Millions)	NT$ (In Millions)	NT$ (In Millions)
Balance, beginning of period	$(57,001.6)	$2,321.8	$—	$—	$(54,679.8)
Exchange differences arising on translation of foreign operations	(3,095.3)	—	—	—	(3,095.3)
Unrealized gain (loss) on financial assets at FVTOCI
Equity instruments	—	817.4	—	—	817.4
Debt instruments	—	(1,622.5)	—	—	(1,622.5)
Cumulative unrealized gain (loss) of equity instruments transferred to retained earnings due to disposal	—	278.8	—	—	278.8

(Continued)
F -
29

	Six Months Ended June 30, 2021
	Foreign Currency Translation Reserve	Unrealized Gain (Loss) on Financial Assets at FVTOCI	Gain (Loss) on Hedging Instruments	Unearned Stock-Based Employee Compensation	Total
	NT$	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)
Cumulative unrealized gain (loss) of debt instruments transferred to profit or loss due to disposal	$—	$(169.3)	$—	$—	$(169.3)
Loss allowance adjustments from debt instruments	—	1.6	—	—	1.6
Gain (loss) arising on changes in the fair value of hedging instruments	—	—	(41.4)	—	(41.4)
Transferred to initial carrying amount of hedged items	—	—	41.4	—	41.4
Share of other comprehensive income (loss) of associates	(73.6)	4.5	—	—	(69.1)
Income tax effect	—	(55.8)	—	—	(55.8)

Balance, end of period	$(60,170.5)	$1,576.5	$—	$—	$(58,594.0)

(Concluded)

The aforementioned other equity includes the changes in other equities of TSMC and TSMC’s share of its subsidiaries and associates.

e.	Employee restricted stock awards
The issuance of employee restricted stock awards of no more than 2.6 million common shares has been approved by TSMC’s shareholders’ meeting held on July 26, 2021. The grants will be made free of charge
.

22.	NET REVENUE

a.	Disaggregation of revenue from contracts with customers

	Six Months Ended June 30
	2020	2021
	NT$	NT$
Product	(In Millions)	(In Millions)

Wafer	$546,955.8	$654,478.0
Others	74,339.7	80,077.4

	$621,295.5	$734,555.4

	Six Months Ended June 30
	2020	2021
	NT$	NT$
Geography	(In Millions)	(In Millions)

Taiwan	$57,932.9	$99,480.7
United States	349,676.1	456,177.7
China	133,559.6	78,239.4
Europe, the Middle East and Africa	34,532.7	45,022.3
Japan	33,966.4	34,380.7
Others	11,627.8	21,254.6

	$621,295.5	$734,555.4

F -
30

The Company categorized the net revenue mainly based on the countries where the customers are headquartered.

	Six Months Ended June 30
	2020	2021
	NT$	NT$
Platform	(In Millions)	(In Millions)

Smartphone	$297,775.1	$320,952.7
High Performance Computing	197,109.2	271,234.4
Internet of Things	51,861.6	59,514.5
Automotive	24,454.1	31,001.5
Digital Consumer Electronics	29,791.0	28,954.7
Others	20,304.5	22,897.6
	$621,295.5	$734,555.4

	Six Months Ended June 30
	2020	2021
	NT$	NT$
Resolution	(In Millions)	(In Millions)

5-nanometer	$—	$106,803.0
7-nanometer	195,936.6	212,348.6
10-nanometer	2,003.5	628.5
16-nanometer	100,128.3	90,649.7
20-nanometer	4,096.4	2,530.8
28-nanometer	76,479.1	74,183.0
40/45-nanometer	52,145.1	46,795.8
65-nanometer	31,561.0	31,958.4
90-nanometer	15,300.3	17,755.7
0.11/0.13 micron	14,597.9	18,005.1
0.15/0.18 micron	43,279.2	41,607.5
0.25 micron and above	11,428.4	11,211.9

Wafer revenue	$546,955.8	$654,478.0

b.	Contract balances

	January 1, 2020	June 30, 2020	December 31, 2020	June 30, 2021
	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)

Contract liabilities (classified under accrued expenses and other current liabilities)	$6,784.3	$9,652.6	$13,775.1	$28,707.7

The changes in the contract liability balances primarily result from the timing difference between the satisfaction of performance obligation and the customer’s payment.
The Company recognized revenue from the beginning balance of contract liability, which amounted to NT$4,009.8 million and NT$10,804.4 million for the six months ended June 30, 2020 and 2021, respectively.

F -
3
1

23.	INTEREST INCOME

	Six Months Ended June 30
	2020	2021
	NT$	NT$
	(In Millions)	(In Millions)

Interest income
Bank deposits	$3,372.1	$1,339.5
Financial assets at FVTPL	1.7	—
Financial assets at FVTOCI	1,704.9	1,175.5
Financial assets at amortized cost	388.7	374.6

	$5,467.4	$2,889.6

24.	FINANCE COSTS

	Six Months Ended June 30
	2020	2021
	NT$	NT$
	(In Millions)	(In Millions)

Interest expense
Corporate bonds	$388.7	$1,798.3
Lease liabilities	128.4	96.9
Bank loans	414.2	11.1
Others	8.4	0.2

	$939.7	$1,906.5

25.	OTHER GAINS AND LOSSES, NET

	Six Months Ended June 30
	2020	2021
	NT$	NT$
	(In Millions)	(In Millions)

Gain on disposal of financial assets, net
Investments in debt instruments at FVTOCI	$926.9	$169.3
Gain (loss) on financial instruments at FVTPL, net
Mandatorily measured at FVTPL	(1,507.8)	(2,398.9)
The reversal (accrual) of expected credit loss of financial assets
Investments in debt instruments at FVTOCI	0.2	(1.6)
Financial assets at amortized cost	(0.4)	4.9
Other gains, net	79.3	273.1

	$(501.8)	$(1,953.2)

F - 3
2

26.	INCOME TAX

a.	Income tax expense recognized in profit or loss
Income tax expense consisted of the following:

	Six Months Ended June 30
	2020	2021
	NT$	NT$
	(In Millions)	(In Millions)

Current income tax expense
Current tax expense recognized in the current period	$41,421.1	$49,846.5
Income tax adjustments on prior years	(7,553.0)	(12,748.5)
Other income tax adjustments	(79.5)	69.9

	33,788.6	37,167.9

Deferred income tax benefit
The origination and reversal of temporary differences	(2,580.5)	(7,238.3)
Investment tax credits	—	(2,632.6)

	(2,580.5)	(9,870.9)

Income tax expense recognized in profit or loss	$31,208.1	$27,297.0

b.	Income tax expense recognized in other comprehensive income

	Six Months Ended June 30
	2020	2021
	NT$	NT$
	(In Millions)	(In Millions)

Deferred income tax benefit (expense)
Related to unrealized gain/loss on investments in equity instruments at FVTOCI	$0.4	$(55.8)

c.	Income tax examination
The tax authorities have examined income tax returns of TSMC through 2019. All investment tax credit adjustments assessed by the tax authorities have been recognized accordingly.

27.	EARNINGS PER SHARE

	Six Months Ended June 30
	2020	2021
	NT$	NT$
	(In Millions)	(In Millions)

Basic EPS	$9.15	$10.68

Diluted EPS	$9.15	$10.68

F - 3
3

EPS is computed as follows:

	Amounts (Numerator) NT$ (In Millions)	Number of Shares (Denominator) (In Millions)	EPS (NT$)
Six months ended June 30, 2020
Basic/Diluted EPS
Net income available to common shareholders of the parent	$237,224.6	25,930.3	$9.15

Six months ended June 30, 2021
Basic/Diluted EPS
Net income available to common shareholders of the parent	$276,980.5	25,930.3	$10.68

28.	ADDITIONAL INFORMATION OF EXPENSES BY NATURE

	Six Months Ended June 30
	2020	2021
	NT$	NT$
	(In Millions)	(In Millions)
a. Depreciation of property, plant and equipment and right-of-use assets

Recognized in cost of revenue	$123,444.4	$186,947.1
Recognized in operating expenses	12,609.5	13,615.9
Recognized in other operating income and expenses	11.4	134.1

	$136,065.3	$200,697.1

b. Amortization of intangible assets

Recognized in cost of revenue	$2,175.0	$2,681.9
Recognized in operating expenses	1,189.4	1,326.5

	$3,364.4	$4,008.4

c. Employee benefits expenses

Post-employment benefits
Defined contribution plans	$1,339.3	$1,713.8
Defined benefit plans	102.5	96.2

	1,441.8	1,810.0
Other employee benefits	65,000.5	75,682.1

	$66,442.3	$77,492.1

Employee benefits expense summarized by function
Recognized in cost of revenue	$39,481.5	$46,320.2
Recognized in operating expenses	26,960.8	31,171.9

	$66,442.3	$77,492.1

According to TSMC’s Articles of Incorporation, TSMC shall allocate compensation to directors and profit sharing bonus to employees of TSMC not more than 0.3% and not less than 1% of annual profits during the period, respectively.
TSMC accrued profit sharing bonus to employees based on a percentage of net income before income tax, profit sharing bonus to employees and compensation to directors during the period; compensation to directors was expensed based on estimated amount payable. If there is a change in the proposed amounts after the annual consolidated financial statements are authorized for issue, the differences are recorded as a change in accounting estimate. Accrued profit sharing bonus to employees is illustrated below:

	Six Months Ended June 30
	2020	2021
	NT$	NT$
	(In Millions)	(In Millions)

Profit sharing bonus to employees	$15,963.3	$16,358.8

TSMC’s profit sharing bonus to employees and compensation to directors for 2019 and 2020 had been approved by the Board of Directors of TSMC, as illustrated below:

	Years Ended December 31
	2019	2020
	NT$	NT$
	(In Millions)	(In Millions)
Resolution Date of TSMC’s Board of Directors in its meeting	February 11, 2020	February 9, 2021
Profit sharing bonus to employees	$23,165.7	$34,753.2

Compensation to directors	$360.4	$509.8

There is no significant difference between the aforementioned approved amounts and the amounts charged against earnings of 2019 and 2020, respectively

29.	CASH FLOW INFORMATION

a.	Non-cash transactions

	Six Months Ended June 30
	2020	2021
	NT$	NT$
	(In Millions)	(In Millions)
Additions of financial assets at FVTOCI	$128,557.7	$148,920.0
Conversion of convertible bonds into equity securities	(120.5)	—
Changes in accrued expenses and other current liabilities	(5,074.6)	2,665.4

Payments for acquisition of financial assets at FVTOCI	$123,362.6	$151,585.4

Disposal of financial assets at FVTOCI	$127,700.7	$145,602.7
Changes in other financial assets	(1,472.7)	2,990.8

Proceeds from disposal of financial assets at FVTOCI	$126,228.0	$148,593.5

(Continued)

	Six Months Ended June 30
	2020	2021
	NT$ (In Millions)	NT$ (In Millions)
Additions of property, plant and equipment	$277,237.9	$366,978.5
Changes in other financial assets	461.9	364.9
Changes in payables to contractors and equipment suppliers	41,604.9	47,697.8
Transferred to initial carrying amount of hedged items	(46.6)	(41.4)

Payments for acquisition of property, plant and equipment	$319,258.1	$414,999.8

Additions of intangible assets	$10,190.3	$4,803.9
Changes in other financial assets	5.6	2.4
Changes in account payable	191.4	—
Changes in accrued expenses and other current liabilities	(1,899.7)	(682.7)

Payments for acquisition of intangible assets	$8,487.6	$4,123.6

(Concluded)
b.	Reconciliation of liabilities arising from financing activities

			Non-cash changes
	Balance as of January 1, 2020	Financing Cash Flow	Foreign Exchange Movement	Leases Modifications	Other Changes (Note)	Balance as of June 30, 2020
	NT$	NT$	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)
Short-term loans	$118,522.3	$52,578.6	$(1,553.9)	$—	$—	$169,547.0
Short-term bills payable	—	6,485.3	—	—	8.1	6,493.4
Bonds payable	56,900.0	38,337.9	—	—	1.8	95,239.7
Lease liabilities	17,316.9	(1,573.9)	(29.5)	5,307.8	128.4	21,149.7

Total	$192,739.2	$95,827.9	$(1,583.4)	$5,307.8	$138.3	$292,429.8

			Non-cash changes
	Balance as of January 1, 2021	Financing Cash Flow	Foreign Exchange Movement	Leases Modifications	Other Changes (Note)	Balance as of June 30, 2021
	NT$	NT$	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)
Short-term loans	$88,559.0	$55,624.1	$(4,518.5)	$—	$(283.7)	$139,380.9
Bonds payable	256,705.1	154,930.7	(1,231.5)	—	60.6	410,464.9
Long-term bank loans	1,967.6	1,210.0	—	—	(6.3)	3,171.3
Lease liabilities	22,388.6	(1,082.1)	(33.2)	1,521.4	97.0	22,891.7

Total	$369,620.3	$210,682.7	$(5,783.2)	$1,521.4	$(132.4)	$575,908.8

Note:
Other changes include discounts on short-term loans, amortization of bonds payable, amortization of long-term bank loan interest subsidy, financial cost of lease liabilities and amortization of short-term bills payable.

30.	FINANCIAL INSTRUMENTS

a.	Categories of financial instruments

	December 31, 2020	June 30, 2021
	NT$	NT$
	(In Millions)	(In Millions)
Financial assets
FVTPL (Note 1)	$2,259.4	$58.3
FVTOCI (Note 2)	129,918.7	131,364.3
Hedging financial assets	0.1	0.3
Amortized cost (Note 3)	826,293.6	944,073.7

	$958,471.8	$1,075,496.6

Financial liabilities
FVTPL (Note 4)	$94.1	$1,828.3
Hedging financial liabilities	1.2	10.2
Amortized cost (Note 5)	748,129.3	919,869.5

	$748,224.6	$921,708.0

Note 1 :	Financial assets mandatorily measured at FVTPL.
Note 2:	Including notes and accounts receivable (net), equity and debt investments.
Note 3:	Including cash and cash equivalents, financial assets at amortized cost, notes and accounts receivable (including related parties), other receivables and refundable deposits.
Note 4:	Held for trading.
Note 5:	Including short-term loans, accounts payable (including related parties), payables to contractors and equipment suppliers, cash dividends payable, accrued expenses and other current liabilities, bonds payable, long-term bank loans and guarantee deposits.

b.	Financial risk management objectives
The Company manag
e
s its exposure to foreign currency risk, interest rate risk, equity price risk, credit risk and liquidity risk with the objective to reduce the potentially adverse effects the market uncertainties may have on its financial performance.
The plans for material treasury activities are reviewed by the Audit Committees and/or Board of Directors in accordance with procedures required by relevant regulations or internal controls. During the implementation of such plans, the Company must comply with certain treasury procedures that provide guiding principles for overall financial risk management and segregation of duties.

c.	Market risk
The Company is exposed to the financial market risks, primarily changes in foreign currency exchange rates, interest rates and equity investment prices. A portion of these risks is hedged.

Foreign currency risk
Substantially all the Company’s sales are denominated in U.S. dollars and over half of its capital expenditures are denominated in currencies other than NT dollars, primarily in U.S. dollars, Japanese yen and Euros. As a result, any significant fluctuations to its disadvantage in the exchanges rate of NT dollar against such currencies, in particular a weakening of U.S. dollar against NT dollar, would have an adverse impact on the revenue and operating profit as expressed in NT dollars. The Company uses foreign currency derivative contracts, such as currency forwards or currency swaps, to protect against currency exchange rate risks associated with non-NT
dollar-denominated assets and liabilities and certain forecasted transactions. These hedges reduce, but do not entirely eliminate, the effect of foreign currency exchange rate movements on the assets and liabilities.
Based on a sensitivity analysis performed on the Company’s total monetary assets and liabilities for the six months ended June 30, 2020 and 2021, a hypothetical adverse foreign currency exchange rate change of 10% would have decreased its net income by NT$1,066.8 million and NT$519.6 million for the six months ended June 30, 2020 and 2021, respectively, after taking into account hedges and offsetting positions
.
Interest rate risk
The Company is exposed to interest rate risks primarily related to its investment portfolio and outstanding debt. Changes in interest rates affect the interest earned on the Company’s cash and cash equivalents and fixed income securities, the fair value of those securities, as well as the interest paid on its debt.
The Company’s cash and cash equivalents as well as fixed income investments in both fixed- and floating-rate securities carry a degree of interest rate risk. The majority of the Company’s fixed income investments are fixed-rate securities, which are classified as financial assets at FVTOCI, and may have their fair value adversely affected due to a rise in interest rates. At the same time, if interest rates fall, cash and cash equivalents as well as floating-rate securities may generate less interest income than expected. The Company has entered and may in the future enter into interest rate futures to partially hedge the interest rate risk on its fixed income investments. However, these hedges can offset only a small portion of the financial impact from movements in interest rates.
Based on a sensitivity analysis performed on the Company’s fixed income investments at the end of the reporting period, interest rates increase of 100 basis points (1.00%) across all maturities would have decreased the Company’s other comprehensive income by NT$3,153.0 million and NT$3,713.1 million for the six months ended June 30, 2020 and 2021, respectively.
The majority of the Company’s short-term debt is floating-rate, hence a rise in interest rates may result in higher interest expense than expected. The majority of the Company’s long-term debt is fixed-rate and measured at amortized cost and as such, changes in interest rates would not affect the future cash flows and the carrying amount.
Other price risk
The Company is exposed to equity price risk arising from financial assets at FVTOCI.
Assuming a hypothetical decrease of 10% in prices of the equity investments at the end of the reporting period for the six months ended June 30, 2020 and 2021, the other comprehensive income would have decreased by NT$419.3 million and NT$532.9 million, respectively.

d.	Credit risk management
Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial losses to the Company. The Company is exposed to credit risks from operating activities, primarily accounts receivable, and from investing activities, primarily deposits, fixed-income investments and other financial instruments with banks. Credit risk is managed separately for business related and financial related exposures. As of the end of the reporting period, the Company’s maximum credit risk exposure is equal to the carrying amount of financial assets.
Business related credit risk
The Company’s accounts receivable are from its customers worldwide. The majority of the Company’s outstanding accounts receivable are not covered by collaterals or guarantees. While the Company has procedures to monitor and manage credit risk exposure on accounts receivable, there is no assurance such procedures will effectively eliminate losses resulting from its credit risk. This risk is heightened during periods when economic conditions worsen.
As of December 31, 2020 and June 30, 2021, the Company’s ten largest customers accounted for 79% and 78% of accounts receivable, respectively. The Company considers the concentration of credit risk for the remaining accounts receivable not material.
Financial credit risk
The Company mitigates its financial credit risk by selecting counterparties with investment grade credit ratings and by limiting the exposure to any individual counterparty. The Company regularly monitors and reviews the limit applied to counterparties and adjusts the limit according to market conditions and the credit standing of the counterparties.
The objective of the Company’s investment policy is to achieve a return that will allow the Company to preserve principal and support liquidity requirements. The policy generally requires securities to be investment grade and limits the amount of credit exposure to any one issuer. The Company assesses whether there has been a significant increase in credit risk in the invested securities since initial recognition by reviewing changes in external credit ratings, financial market conditions and material information of the issuers.
The Company assesses the
12-month
expected credit loss and lifetime expected credit loss based on the probability of default and loss given default provided by external credit rating agencies. The current credit risk assessment policies are as follows:

Category	Description	Basis for Recognizing Expected Credit Loss	Expected Credit Loss Ratio
Performing	Credit rating is investment grade on valuation date	12 months expected credit loss	0—0.1%
Doubtful	Credit rating is non-investment grade on valuation date	Lifetime expected credit loss-not credit impaired	—
In default	Credit rating is CC or below on valuation date	Lifetime expected credit loss-credit impaired	—
Write-off	There is evidence indicating that the debtor is in severe financial difficulty and the Company has no realistic prospect of recovery	Amount is written off	—
For the six months ended June 30, 2020 and 2021, the expected credit loss decreased NT$0.5 million and NT$3.6 million, respectively. The changes were mainly due to investment portfolio adjustment.

F - 3
9

e.	Liquidity risk management
The objective of liquidity risk management is to ensure the Company has sufficient liquidity to fund its business operations over the next 12 months. The Company manages its liquidity risk by maintaining adequate cash and cash equivalents, financial assets at FVTOCI-current, financial assets at amortized cost-current and sufficient cost-efficient funding.
The table below summarizes the maturity profile of the Company’s financial liabilities based on contractual undiscounted payments, including principal and interest.

	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years	Total
	NT$	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)
December 31, 2020

Non-derivative financial liabilities
Short-term loans	$88,557.5	$—	$—	$—	$88,557.5
Accounts payable (including related parties)	41,095.0	—	—	—	41,095.0
Payables to contractors and equipment suppliers	157,805.0	—	—	—	157,805.0
Accrued expenses and other current liabilities	71,995.7	—	—	—	71,995.7
Bonds payable	5,328.0	27,631.6	59,986.8	207,152.1	300,098.5
Long-term bank loans	8.0	847.4	1,170.9	—	2,026.3
Lease liabilities (including those classified under accrued expenses and other current liabilities)	2,024.2	3,566.7	3,198.8	15,067.9	23,857.6

	366,813.4	32,045.7	64,356.5	222,220.0	685,435.6

Derivative financial instruments
Forward exchange contracts
Outflows	177,764.2	—	—	—	177,764.2
Inflows	(181,458.0)	—	—	—	(181,458.0)

	(3,693.8)	—	—	—	(3,693.8)

	$363,119.6	$32,045.7	$64,356.5	$222,220.0	$681,741.8

	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years	Total
	NT$	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)
June 30, 2021

Non-derivative financial liabilities
Short-term loans	$139,286.4	$—	$—	$—	$139,286.4
Accounts payable (including related parties)	41,230.0	—	—	—	41,230.0
Payables to contractors and equipment suppliers	107,146.1	—	—	—	107,146.1
Accrued expenses and other current liabilities	81,877.9	—	—	—	81,877.9
Bonds payable	4,695.8	31,394.0	111,057.2	321,209.2	468,356.2
Long-term bank loans	15.1	1,711.4	1,529.1	—	3,255.6
Lease liabilities (including those classified under accrued expenses and other current liabilities)	2,056.4	3,547.6	3,254.8	15,437.5	24,296.3

	376,307.7	36,653.0	115,841.1	336,646.7	865,448.5

Derivative financial instruments
Forward exchange contracts
Outflows	202,441.8	—	—	—	202,441.8
Inflows	(201,256.3)	—	—	—	(201,256.3)

	1,185.5	—	—	—	1,185.5

	$377,493.2	$36,653.0	$115,841.1	$336,646.7	$866,634.0

Information about the maturity
analysis
for lease liabilities more than 5 years:

	5-10 Years	10-15 Years	15-20 Years	More Than 20 Years	Total
	NT$	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)
December 31, 2020
Lease liabilities	$7,402.0	$5,253.9	$2,255.2	$156.8	$15,067.9

June 30, 2021
Lease liabilities	$7,658.6	$5,300.3	$2,290.8	$187.8	$15,437.5

f.	Fair value of financial instruments

1)	Fair value measurements recognized in the condensed consolidated statements of financial position
Fair value measurements are grouped into Levels 1 to 3 based on the degree to which the fair value is observable:

•	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

•
Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).
The timing of transfers between levels within the fair value hierarchy is at the end of reporting period.

2)	Fair value of financial instruments that are measured at fair value on a recurring basis
Fair value hierarchy
The following table presents the Company’s financial assets and liabilities measured at fair value on a recurring basis:

	December 31, 2020
	Level 1	Level 2	Level 3	Total
	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)

Financial assets at FVTPL
Mandatorily measured at FVTPL
Forward exchange contracts	$—	$2,259.4	$—	$2,259.4

Financial assets at FVTOCI
Investments in debt instruments
Corporate bonds	$—	$56,593.6	$—	$56,593.6
Agency bonds/Agency mortgage-backed securities	—	43,977.1	—	43,977.1
Government bonds	13,279.2	180.3	—	13,459.5
Asset-backed securities	—	8,368.3	—	8,368.3

(Continued)
F -
41

	December 31, 2020
	Level 1	Level 2	Level 3	Total
	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)

Investments in equity instruments
Non-publicly traded equity investments	$—	$—	$4,514.9	$4,514.9
Publicly traded stocks	50.0	—	—	50.0
Notes and accounts receivable, net	—	2,955.3	—	2,955.3

	$13,329.2	$112,074.6	$4,514.9	$129,918.7

Hedging financial assets
Fair value hedges
Interest rate futures contracts	$0.1	$—	$—	$0.1

Financial liabilities at FVTPL
Held for trading
Forward exchange contracts	$—	$94.1	$—	$94.1

Hedging financial liabilities
Fair value hedges
Interest rate futures contracts	$1.2	$—	$—	$1.2

(Concluded)

Because certain equity investment’s quoted

price (unadjusted) in active markets became available in the fourth quarter of 2020, its fair value hierarchy was transferred from Level 2 to Level 1
.

	June 30, 2021
	Level 1	Level 2	Level 3	Total
	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)

Financial assets at FVTPL
Mandatorily measured at FVTPL
Forward exchange contracts	$—	$58.3	$—	$58.3

Financial assets at FVTOCI
Investments in debt instruments
Corporate bonds	$—	$58,907.9	$—	$58,907.9
Agency bonds/Agency mortgage-backed securities	—	32,188.8	—	32,188.8
Government bonds	24,041.3	80.6	—	24,121.9
Asset-backed securities	—	7,523.4	—	7,523.4
Investments in equity instruments
Non-publicly traded equity investments	—	—	5,390.0	5,390.0
Publicly traded stocks	52.5	—	—	52.5
Notes and accounts receivable, net	—	3,179.8	—	3,179.8

	$24,093.8	$101,880.5	$5,390.0	$131,364.3

Hedging financial assets
Fair value hedges
Interest rate futures contracts	$0.3	$—	$—	$0.3

(Continued)

	June 30, 2021
	Level 1	Level 2	Level 3	Total
	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)

F inancial liabilities at FVTPL
Held for trading
Forward exchange contracts	$—	$1,828.3	$—	$1,828.3

Hedging financial liabilities
Fair value hedges
Interest rate futures contracts	$10.2	$—	$—	$10.2

(Concluded)

Reconciliation of Level 3 fair value measurements of financial assets
The financial assets measured at Level 3 fair value were equity investments classified as financial assets at FVTOCI and financial assets at FVTPL. Reconciliations for the six months ended June 30, 2020 and 2021 are as follows:

	Six Months Ended June 30
	2020	2021
	NT$	NT$
	(In Millions)	(In Millions)
Balance, beginning of period	$4,208.9	$4,514.9
Additions	142.0	153.7
Recognized in profit or loss	(3.8)	—
Recognized in other comprehensive income or loss	(49.0)	814.4
Disposals and proceeds from return of capital of investments	—	(62.8)
Effect of exchange rate changes	(62.9)	(30.2)

Balance, end of period	$4,235.2	$5,390.0

Valuation techniques and assumptions used in Level
 2 fair value measurement
The fair values of financial assets and financial liabilities are determined as follows:

•
The fair values of corporate bonds, agency bonds, agency mortgage-backed securities, asset-backed securities, government bonds and non-publicly
traded equity investments - equity investments trading on the Emerging Stock Board are determined by quoted market prices provided by third party pricing services.

•	The fair values of forward exchange contracts are measured using forward exchange rates and discount rates derived from quoted market prices.

•	The fair value of accounts receivable classified as at FVTOCI is determined by the present value of future cash flows based on the discount rate that reflects the credit risk of counterparties.
Valuation techniques and assumptions used in Level
 3 fair value measurement
The fair values of
non-publicly
trad
e
d equity investments (excluding those trading on the Emerging Stock Board) are mainly determined by using the asset approach and market approach.

The asset approach takes into account the net asset value measured at the fair value by independent parties. On December 31, 2020 and June 30, 2021, the Company uses unobservable inputs derived from discount for lack of marketability of 10%. When other inputs remain equal, the fair value will decrease by NT$39.0 million and NT$46.2 million, respectively, if discounts for lack of marketability increase by 1%.
For the remaining few investments, the market approach is used to arrive at their fair values, for which the recent financing activities of investees, the market transaction prices of the similar companies and market conditions are considered.

3)	Fair value of financial instruments that are not measured at fair value
Except as detailed in the following table, the Company considers that the carrying amounts of financial instruments in the condensed consolidated financial statements that are not measured at fair value approximate their fair values.
Fair value hierarchy
The table below sets out the fair value hierarchy for the Company’s financial assets and liabilities which are not required to be measured at fair value:

	December 31, 2020
	Carrying Amount	Level 2 Fair Value
	NT$	NT$
	(In Millions)	(In Millions)
Financial assets
Financial assets at amortized costs
Corporate bonds	$10,970.2	$11,053.6

Financial liabilities
Financial liabilities at amortized costs
Bonds payable	$256,705.1	$257,551.2

	June 30, 2021
	Carrying Amount	Level 2 Fair Value
	NT$	NT$
	(In Millions)	(In Millions)
Financial assets
Financial assets at amortized costs
Corporate bonds	$4,336.6	$4,373.9

Financial liabilities
Financial liabilities at amortized costs
Bonds payable	$410,464.9	$407,330.0

Valuation techniques and assumptions used in Level
 2 fair value measurement
The fair values of corporate bonds and the Company’s bonds payable are determined by quoted market prices provided by third party pricing services.

31.	RELATED PARTY TRANSACTIONS
Intercompany balances and transactions between TSMC and its subsidiaries, which are related parties of TSMC, have been eliminated upon consolidation; therefore those items are not disclosed in this note. The following is a summary of significant transactions between the Company and other related parties:

a.	Related party name and categories

Related Party Name	Related Party Categories
GUC	Associates
VIS	Associates
SSMC	Associates
Xintec	Associates
TSMC Education and Culture Foundation	Other related parties
TSMC Charity Foundation	Other related parties

b.	Net revenue

		Six Months Ended June 30
		2020	2021
		NT$	NT$
		(In Millions)	(In Millions)
Item	Related Party Categories
Net revenue from sale of goods	Associates	$3,681.9	$3,447.1

Net revenue from royalties	Associates	$103.4	$105.0

c.	Purchases

	Six Months Ended June 30
	2020	2021
	NT$	NT$
	(In Millions)	(In Millions)
Related Party Categories
Associates	$3,733.3	$3,903.1

d.	Receivables from related parties

		December 31, 2020	June 30, 2021
		NT$	NT$
		(In Millions)	(In Millions)
Item	Related Party Name/Categories
Receivables from related parties	GUC	$370.6	$675.5
	Xintec	187.5	108.9

		$558.1	$784.4

(Continued)
F -
45

		December 31, 2020	June 30, 2021
		NT$	NT$
		(In Millions)	(In Millions)
Item	Related Party Name/Categories
Other receivables from related parties	VIS	$4.3	$1,639.7
	SSMC	45.3	48.9
	Others	1.0	23.1

		$50.6	$1,711.7

(Concluded)

e.	Payables to related parties

		December 31, 2020	June 30, 2021
		NT$	NT$
		(In Millions)	(In Millions)
Item	Related Party Name/Categories
Payables to related parties	Xintec	$1,358.6	$727.6
	SSMC	400.8	412.2
	VIS	311.4	334.1
	Others	36.9	30.3

		$2,107.7	$1,504.2

f.	Accrued expenses and other current liabilities

		December 31, 2020	June 30, 2021
		NT$	NT$
		(In Millions)	(In Millions)
Item	Related Party Categories
Contract liabilities	Associates	$—	$333.1

g.	Others

		Six Months Ended June 30
		2020	2021
		NT$	NT$
		(In Millions)	(In Millions)
Item	Related Party Categories
Manufacturing expenses	Associates	$1,822.0	$2,566.5

Research and development expenses	Associates	$87.3	$81.9

General and administrative expenses	Other related parties	$60.0	$70.0

The sales prices and payment terms to related parties were not significantly different from those of sales to third parties. For other related party transactions, price and terms were determined
in accordance with mutual agreements.
The Company leased factory and office from associates. The lease terms and prices were both determined in accordance with mutual agreements. The rental expenses were paid to associates monthly; the related expenses were both classified under manufacturing expenses.

h.	Compensation of key management personnel
The compensation to directors and other key management personnel were as follows:

	Six Months Ended June 30
	2020	2021
	NT$	NT$
	(In Millions)	(In Millions)
Short-term employee benefits	$1,207.4	$1,302.5
Post-employment benefits	1.3	1.5

	$1,208.7	$1,304.0

The compensation to directors and other key management personnel were determined by the Compensation Committee of TSMC in accordance with the individual performance and market trends.

32.	PLEDGED ASSETS
The Company provided certificate of deposits recorded in other financial assets as collateral mainly for building construction, building lease agreements and energy purchase agreements. As of December 31, 2020 and June 30, 2021, the aforementioned other financial assets amounted to NT$135.4 million and NT$264.6 million, respectively.

33.	SIGNIFICANT CONTINGENT LIABILITIES AND UNRECOGNIZED COMMITMENTS
Significant contingent liabilities and unrecognized commitments of the Company as of the end of the reporting period, excluding those disclosed in other notes, were as follows:

a.
Under a technical cooperation agreement with Industrial Technology Research Institute, the R.O.C. Government or its designee approved by TSMC can use up to 35% of TSMC’s capacity provided TSMC’s outstanding commitments to its customers are not prejudiced. The term of this agreement is for five years beginning from January 1, 1987 and is automatically renewed for successive periods of five years unless otherwise terminated by either party with one year prior notice. As of June 30, 2021, the R.O.C. Government did not invoke such right.

b.
Under a Shareholders Agreement entered into with Philips and EDB Investments Pte Ltd. on March 30, 1999, the parties formed a joint venture company, SSMC, which is an integrated circuit foundry in Singapore. TSMC’s equity interest in SSMC was 32%. Nevertheless, in September 2006, Philips
spun-off
its semiconductor subsidiary which was renamed as NXP B.V. Further, TSMC and NXP B.V. purchased all the SSMC shares owned by EDB Investments Pte Ltd. pro rata according to the Shareholders Agreement on November 15, 2006. After the purchase, TSMC and NXP B.V. currently own approximately 39% and 61% of the SSMC shares, respectively. TSMC and NXP B.V. are required, in the aggregate, to purchase at least 70% of SSMC’s capacity, but TSMC alone is not required to purchase more than 28% of the capacity. If any party defaults on the commitment and the capacity utilization of SSMC falls below a specific percentage of its capacity, the defaulting party is required to compensate SSMC for all related unavoidable costs. There was no default from the aforementioned commitment as of June 30, 2021.

c.	TSMC entered into long-term purchase agreements of materials and supplies with multiple suppliers. The relative minimum purchase quantity and price are specified in the agreements .

d.	TSMC entered into a long-term purchase agreement of equipment. The relative purchase quantity and price are specified in the agreement.

e.	TSMC entered into long-term energy purchase agreements with multiple suppliers. The relative purchase period, quantity and price are specified in the agreements.

f.	Amounts available under unused letters of credit as of December 31, 2020 and June 30, 2021 were NT$56.2 million and NT$137.8 million, respectively.

34.	OPERATING SEGMENTS INFORMATION
TSMC’s chief operating decision makers periodically review operating results, focusing on operating income generated by foundry segment. Operating results are used for resource allocation and/or performance assessment. As a result, the Company has only one operating segment, the foundry segment. The foundry segment engages mainly in the manufacturing, sales, packaging, testing and computer-aided design of integrated circuits and other semiconductor devices and the manufacturing of masks.
The basis for the measurement of income from operations is the same as that for the preparation of financial statements. Please refer to the condensed consolidated statements of comprehensive income for the related segment revenue and operating results.